UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fordham Financial Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 18th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rich Adams (212) 732-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow & Co., CPA, PC DBA Tarlow & Co., CPA's
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 210 (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Baquet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fordham Financial Management Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

President
Title

Evelyn Hennigar
Notary Public

EVELYN HENNIGAR
Notary Public, State of New York
No. 01HE6146760
Qualified in Richmond County
Commission Expires May 22, 2014

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition. cash flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Fordham Financial Management, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fordham Financial Management, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on Page 12 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
February 24, 2012

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Current assets		
Cash	$ 248,962	
Securities owed - at market value	69,045	
Due from clearing broker - clearance acount	100,000	
Receivable from broker-dealers	88,248	
Total current assets		$ 506,255
Property and equipment		
Furniture & equipment	44,026	
Less: accumulated depreciation	(27,717)	
Property and equipment, net		16,309
Other assets		
Due from registered representatives	341,252	
Security deposits	93,825	
Total other assets		435,077
Total assets		$ 957,641

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$ 19,733	
Commissions payable	37,431	
Income taxes payable	3,255	
Total liabilities		$ 60,419
Stockholder's Equity		
Common stock, no par value, 15,000 shares authorized, issued and oustanding	15,000	
Additional paid-in capital	4,160,537	
Retained earnings (deficit)	(3,278,315)	
Total stockholder's equity		897,222
Total liabilities and stockholder's equity		$ 957,641

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Revenues		$ 3,272,605
Expenses		
Salaries	629,728	
Commissions	1,119,377	
Payroll taxes	93,495	
Health insurance	105,233	
Clearing costs	200,168	
Registration and regulatory expenses	66,765	
Professional fees	104,742	
Selling expenses	60,748	
Rent	290,990	
Equipment and information	149,004	
Telephone	71,205	
Office supplies and expenses	16,668	
Insurance	30,508	
Messenger and delivery	15,008	
Advertising	3,277	
Depreciation	5,890	
Payroll service	7,131	
Interest	366	
Miscellaneous	2,771	
Total expenses		2,973,074
Income before provision for income taxes		299,531
Provision for income taxes		11,506
Net income		$ 288,025

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, January 1, 2011	$ 15,000	$ 4,244,537	$ (3,566,340)	$ 693,197
Net income			288,025	288,025
Return of capital		(84,000)		(84,000)
Balance, December 31, 2011	$ 15,000	$ 4,160,537	$ (3,278,315)	$ 897,222

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities		
Net income	$ 288,025	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5,890	
Decrease (increase) in:		
Securities owned - at market value	(68,634)	
Receivable from broker-dealers	34,552	
Due from registered representatives	21,743	
Increase (decrease) in:		
Accounts payable	7,449	
Commissions payable	(14,599)	
Income taxes payable	3,255	
Net cash provided by operating activities		$ 277,681
Cash flows from investing activities		
Purchase of furniture and equipment	(5,218)	
Net cash used by investing activities		(5,218)
Cash flows from financing activities		
Return of capital	(84,000)	
Net cash used by financing activities		(84,000)
Net increase in cash and cash equivalents		188,463
Cash and cash equivalents - beginning of year		60,499
Cash and cash equivalents - end of year		$ 248,962
Supplemental disclosure of cash flow information		
Cash paid for income taxes		$ 11,506
Cash paid for interest		$ 366

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 - NATURE OF BUSINESS

Fordham Financial Management, Inc. (the "Company") is a Colorado corporation formed, in September 1987 for the purpose of conducting business as a broker-dealer in securities. In December, 1995, the Company was sold and moved its operations to New York State. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the successor to the National Association of Security Dealers, Inc. ("NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

b) Property and equipment

Property and equipment are stated at cost. Depreciation is provided using an accelerated method over estimated useful lives of five to seven years. Major additions and improvements are capitalized and repairs and maintenance are charged to operations as incurred. Depreciation expense for the year ended December 31, 2011 was $5,890.

c) Securities transactions and revenue recognition

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through Legent Clearing. Customers' security transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Investment banking revenues include gains, loses and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

d) Concentrations and credit risks

The Company maintains cash balances at several banks. For those banks who are participants in the FDIC Transaction Account Guarantee Program, all non-interest bearing accounts of the Company are fully covered by FDIC insurance through December 31, 2012 for the entire amount in the account. The Company did not incur any losses in these accounts.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> **(Continued)**

e) <u>Income taxes</u>

Provision has been made for income taxes currently due Federal, New York State and New York City tax authorities.

NOTE 3 - <u>RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER</u>

The Company conducts business with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

NOTE 4 - <u>COMMITMENTS AND CONTINGENT LIABILITIES</u>

a) <u>Lease commitments</u>

The Company entered into a lease for its offices located at 14 Wall Street, New York, NY on February 3, 2000. The lease term runs through February 28, 2012. Management expects that in the normal course of business, leases will be renewed or replaced by other leases. Future minimum lease payments through February 28, 2012 will be $51,753.

Rent expense for the year ended December 31, 2011 amounted to $290,990.

b) <u>Brokerage activities</u>

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 5 - <u>NET CAPITAL REQUIREMENTS</u>

As a registered broker-dealer and member firm of FINRA, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2011, the Company had net capital of $435,327, which exceeded the requirement by $335,327.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 6 - **INCOME TAXES**

The provision for income taxes for the year ended December 31, 2011 is for income taxes currently due. The Company has a net operating loss carry forward of approximately $3,075,000 that may be used to offset future taxable income. If not used, the carry forward will expire in 2030.

The deferred tax asset arising from the above net operating loss has been fully offset by a valuation allowance. Future income will be offset by the net operating loss carry forward available, therefore, future provision for income taxes will also be reduced.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service; however there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 7 - **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February 24, 2012, the date that the financial statements were available to be issued.

NOTE 8 - **FAIR VALUE MEASUREMENTS**

The Company adopted Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements ("FASB Statement No. 157") (with FASB codification change, new reference ASC 820, "Fair Value Measurements and Disclosure Topics"), which establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities ("Level 1" measurements), gives the next priority to quoted values based on observable inputs ("Level 2" measurements), and the lowest priority to values based on unobservable inputs ("Level 3" measurements). The three levels of the fair value hierarchy under ASC 820 are briefly described below:

(a) Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 8 - FAIR VALUE MEASUREMENTS (Continued)

(b) Level 2
Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

(c) Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement. For example, real estate using an independent appraisal process.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011.

(a) Cash and Cash Equivalents
Cash and cash equivalents consist of checking accounts which are valued at their respective balances at the reporting date.

(b) Common Stock
The fair value is based on the closing price reported in the active market in which the individual security is traded.

The following table presents information about the Company's assets measured at fair value as of December 31, 2011:

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 248,962	$ -	$ -	$ 248,962
Common stocks	69,045	-	-	69,045
Total assets at fair value	$ 318,007	$ -	$ -	$ 318,007

SUPPLEMENTARY INFORMATION

FORDHAM FINANCIAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Total stockholders' equity		$ 897,222
Deductions and/or charges:		
Non-allowable assets		
Property and equipment, net	$ 16,309	
Due from registered representatives	341,252	
Security deposits	93,825	
Total deductions and/or charges		451,386
Net Capital before haircuts on securities positions		445,836
Haircuts on securities pursuant to 15c3-1(f)		10,509
Net Capital per rule 15c3-1		**$ 435,327**
Computation of Net Capital Requirement		
Aggregate indebtedness		
Accounts payable	19,733	
Commissions payable	37,431	
Income taxes payable	3,255	
Total aggregate indebtedness		$ 60,419
Minimum capital required (the greater of $100,000 or 6 2/3% of aggregate indebtedness)		$ 100,000
Excess Net Capital		**$ 335,327**
Ratio of aggregate indebtedness to net capital		0.14 to 1
Reconciliation with Company's Computation (included in part IIA of Form X-17A-5 as of December 31, 2011)		
Net Capital, as reported in the Company's Part II unaudited focus report		$ 438,583
Net Audit Adjustments		(3,256)
Net Capital per above		**$ 435,327**

SUPPLEMENTAL REPORT

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Fordham Financial Management, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 24, 2012